UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

NOTIFICATION OF LATE FILING

                              SEC File No. 0-19678

(Check One): [x] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ] Form N-SAR

For Period Ended: March 31, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRATION INFORMATION
Full Name of Registrant: Infracorps, Inc.
Former Name: ETS International, Inc.
Address of Principal Executive Office: 7400 Beaufont Springs Drive, Suite 415 City, State and Zip Code: Richmond, Virginia 23225


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without the unreasonable effort or expense;

 {X} (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the change in the Company's auditors for the current fiscal year, it was not possible to provide the Company's new auditors with sufficient time to review the Company's financial statements. Similarly, the Company's former auditors required additional time to approve of the Company's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.
     WARREN E. BEAM, JR.
     SECRETARY, CORPORATE CONTROLLER
     804 272 6600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     InfraCorps, Inc. has caused this notification to be signed on its behalf by the undersigned here unto duly authorized.

     Date: June 30, 1999

     By: /s/ Warren E. Beam, Jr.
        -------------------------
             Secretary, Corporate Controller


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Securities and Exchange Commission
Washington, D.C.

Re:  InfraCorps, Inc. and Subsidiaries Form 12b-25


Due to our recent appointment as independent auditors, additional time is necessary to complete our audit of the Company's financial statements for the year ended March 31, 1999.


/s/ Goodman & Company, L.L.P.
----------------------------

Norfolk, Virginia
June 30, 1999